Exhibit 99.1

Dated	4 May 2017

Sandstorm Gold Ltd.

and

Mariana Resources LIMITED

co-operation agreement

Contents

Clause		Page

1	Definitions and Interpretation	2

2	Termination of Prior Co-operation Agreement	8

3	Approvals	8

4	Combination Document	9

5	The Employee Equity Plans and the Mariana Warrants	9

6	Termination	9

7	The Takeover Code	10

8	Non-solicitation	10

9	Representations and Warranties	11

10	Notices	11

11	Costs and Expenses	12

12	Entire Agreement	12

13	Variation	12

14	Assignment	12

15	Contracts (Rights of Third Parties) Act 1999	12

16	Counterparts	13

17	Governing Law	13

18	Jurisdiction	13

19	Appointment of Process Agent	13

Schedule 1 The Employee Equity Plans		15

THIS CO-OPERATION AGREEMENT is made on 4 May 2017 between:

(1)	SANDSTORM GOLD LTD. (incorporated under the laws of the province of British Columbia with registered number BC1040406) whose registered office is at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 Canada (Sandstorm); and

(2)	MARIANA RESOURCES LTD. (incorporated under the laws of Guernsey with registered number 44276) whose registered office is at Granite House, La Grande Rue, St Martin, Guernsey GY1 3RS (Mariana).

WHEREAS:

(A)	Sandstorm intends to acquire the entire issued and to be issued share capital of Mariana which is intended to be implemented by means of a scheme of arrangement under Part VIII of the Companies Law and in compliance with Section 3(a)(10) of the US Securities Act and applicable US state securities laws and Canadian securities laws (the Combination).

(B)	Sandstorm reserves the right, as set out in this Agreement and the Rule 2.7 Announcement, to elect to implement the Combination by making a takeover offer (which shall be an offer for the purposes of section 337 of the Companies Law) for the entire issued and to be issued share capital of Mariana (the Takeover Offer) rather than by way of a scheme of arrangement under Part VIII of the Companies Law.

(C)	Each party acknowledges that Sandstorm intends to rely upon the exemption from registration under Section 3(a)(10) of the US Securities Act with respect to the issuance of New Sandstorm Shares to US Holders and that a condition of Sandstorm’s ability to rely on that exemption is that the Royal Court of Guernsey must be advised before the Court Hearing that Sandstorm will rely on Section 3(a)(10) of the US Securities Act based on the Court’s sanction of the Scheme (as defined below).

(D)	The parties wish to enter into this Agreement to set out certain steps they have agreed to take to effect completion of the Combination (including the Scheme and, if relevant, the Takeover Offer).

NOW IT IS HEREBY AGREED as follows:

1	Definitions and Interpretation

1.1	In this Agreement (including the recitals), the following terms and expressions shall have the following meanings:

2015 Warrant Instrument means the Mariana share warrant instrument dated 21 October 2015

2015 Warrants means the warrants issued under the 2015 Warrant Instrument

2016 Warrant Instrument means the Mariana share warrant instrument dated 4 May 2016

2016 Warrants means the warrants issued under the 2016 Warrant Instrument

Business Day means a day other than a Saturday, Sunday, bank holiday or other public holiday in the UK or the US, as the context may require, on which banks are generally open in London or New York, as the context may require, for the transaction of normal banking business

Clearances means all consents, clearances, permissions, waivers and/or filings that are necessary or desirable in order to satisfy the Regulatory Conditions, and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any Relevant Authority in connection with the implementation of the Combination, and any reference to the “satisfaction” of the Regulatory Conditions shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Regulatory Condition

Combination Document means (i) if the Combination is (or is to be) implemented by the Scheme, the Scheme Circular; or (ii) if the Combination is (or is to be) implemented by the Takeover Offer, the Offer Document

Combination Effective Date means (i) if the Combination is implemented by means of the Scheme, the date upon which the Scheme becomes effective in accordance with its terms; or (ii) if Sandstorm elects to implement the Combination by way of the Takeover Offer, the date that the Combination becomes or is declared unconditional in all respects

Companies Law means The Companies (Guernsey) Law, 2008

Court means the Royal Court of Guernsey

Court Hearing means the Court hearing (and any adjournment thereof) to sanction the Scheme pursuant to section 110 of the Companies Law and otherwise in accordance with Part VIII of the Companies Law, at which the Scheme Order is expected to be granted

Court Meeting means the meeting of holders of Scheme Shares to be convened by order of the Court pursuant to section 107 of the Companies Law to consider and, if thought fit, to approve the Scheme (with or without amendment) and any adjournment thereof

Directors means the directors of Mariana from time to time

Employee Equity Plans means the Mariana Incentive Stock Option Plan and the Share Bonus Awards

Excluded Shares means (i) any Mariana Shares beneficially owned by Sandstorm or any other member of the Sandstorm Group; (ii) any Mariana Shares held as treasury shares by Mariana; and (iii) any other Mariana Shares which Sandstorm and Mariana agree will not be subject to the Scheme

GM means the general meeting of Mariana Shareholders to be convened to consider and, if thought fit, to approve the GM Resolutions (with or without amendment) and any adjournment thereof

GM Resolutions means the resolution(s) to be proposed at the GM in connection with the Scheme (or, if relevant, the Takeover Offer) and such other matters as may be agreed between Sandstorm and Mariana as necessary or desirable for the purposes of implementing the Scheme (or, if relevant, the Takeover Offer), including any resolution(s) required by the Takeover Code and MI 61-101

Group means, in relation to any person, that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of it or of any such holding company

Independent Competing Transaction means any offer (within the meaning of the Takeover Code) to acquire all the equity share capital of Mariana, other than that already owned by the person meeting such offer and any person acting in concert with it (within the meaning of the Takeover Code)

Long Stop Date means 31 August 2017 or such later date as may be agreed in writing by Sandstorm and Mariana (with the Panel’s consent and as the Court may approve (if such approval(s) are required))

Meetings means the Court Meeting and the GM

Mariana Incentive Stock Option Plan means the plan of that name adopted by Mariana on 22 June 2011

Mariana Shareholders means the holders of Mariana Shares

Mariana Shares means the ordinary shares of 0.1 pence each in the capital of Mariana

Mariana Warrant Instruments means, collectively, the 2015 Warrant Instrument and the 2016 Warrant Instrument

Mariana Warrants means the 2015 Warrants and the 2016 Warrants

Offer Document means, if following the date of this Agreement, Sandstorm elects to implement the Combination by way of the Takeover Offer, the document to be prepared in accordance with the requirements of the Takeover Code and posted to Mariana Shareholders and others by Sandstorm (or such other entity as it may elect) containing, amongst other things, the Takeover Offer Conditions and certain information about Sandstorm and Mariana and, where the context so admits, includes any form of acceptance, election, notice or other document required in connection with the Takeover Offer

Panel means the UK Panel on Takeovers and Mergers

Prior Co-operation Agreement means the co-operation agreement in relation to the Combination entered into between the parties on 26 April 2017

Proceedings has the meaning given to such term in clause 18

Regulatory Conditions means conditions 2 and 3 in Part A of Appendix 1 to the Rule 2.7 Announcement

Relevant Authority means any ministry, government department, governmental, quasi-governmental (including the European Union), regulatory (including any national or supranational anti-trust or merger control authority), trade or environmental body, agency or authority or any court or tribunal in any jurisdiction, including for the avoidance of doubt, the Court, the Toronto Stock Exchange, the US Securities Exchange Commission, and the Minister of Mines in the Republic of Côte d'Ivoire

Rolled Over Options has the meaning given to that term in paragraph 2.3(d) of Schedule 2

Rule 2.7 Announcement means the joint announcement of the Combination released by Mariana under Rule 2.7 of the Takeover Code on 26 April 2017

Sandstorm Group means Sandstorm and the members of its Group

Sandstorm Responsible Persons means those persons designated by the Takeover Panel as being required to take responsibility for Sandstorm information under the Takeover as more particularly set out in the Scheme Circular

Sandstorm Shares means Sandstorm common shares

Scheme means the scheme of arrangement proposed to be made under Part VIII of the Companies Law between Mariana and the holders of the Scheme Shares, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Mariana and Sandstorm

Scheme Circular means, if the Combination is implemented by way of the Scheme, the document prepared in accordance with section 108 of the Companies Law and posted to Mariana Shareholders and others by Mariana containing, amongst other things, the Scheme Conditions and other relevant terms and conditions, details relating to the Scheme, certain information about Sandstorm and Mariana and the notices of the Meetings and, where the context so permits, includes any form of proxy, election, notice, court document, meeting advertisement or other document required in connection with the Scheme

Scheme Conditions means the terms and conditions set out in Appendix 1 of the Rule 2.7 Announcement, together with any other conditions as Sandstorm and Mariana may agree in writing

Scheme Order means the order of the Court sanctioning the Scheme

Scheme Shares means:

(a)	the existing Mariana Shares which are unconditionally issued at the date of the Combination Document;

(b)	any further Mariana Shares which are unconditionally issued after the date of the Combination Document but before the Scheme Voting Record Time; and

(c)	any Mariana Shares unconditionally allotted or issued and fully paid at or after the Scheme Voting Record Time but before the Scheme Record Time, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares

Scheme Record Time means the time and date specified in the Combination Document or such later time as Sandstorm and Mariana may agree

Scheme Voting Record Time means 6.00pm on the day which is two days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00pm on the second day before the day of such adjourned meeting (or, in each case, such other day and time as the parties may agree having regard to applicable law)

Share Bonus Awards means the rights granted to the Chief Executive Officer of Mariana and the Chief Operating Officer of Mariana to acquire 495,000 Mariana Shares and 405,000 Mariana Shares respectively pursuant to agreements entered into dated 10 March 2017 (and, for avoidance of doubt, excludes the options to subscribe for Mariana Shares referred to in those agreements)

Takeover Code means the United Kingdom Takeover Code as amended and in force from time to time

Takeover Offer has the meaning given to it in Recital (B)

Takeover Offer Conditions means the Scheme Conditions, so far as applicable and subject to appropriate amendments for a takeover offer, including (without limitation) the deletion of the Condition set out in paragraph 1 of Appendix 1 of the Rule 2.7 Announcement and its replacement with a condition that the Takeover Offer be conditional on valid acceptances being received in respect of not less than 90 per cent (or such lesser percentage as Sandstorm may decide or the Panel may require) in nominal value of the Mariana Shares to which the Takeover Offer relates

United States of America, United States or US means the United States of America, its territories and possessions, any state of the United States and the District of Columbia

US Holders means holders of Mariana Shares in the US, resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Mariana Shares for persons in the US or with a registered address in the US

US Securities Act means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended)

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to clauses, sub-clauses and Schedules are to clauses and sub-clauses of, and schedules to, this Agreement;

(b)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(c)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(d)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(e)	references to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(f)	references to time are to London time;

(g)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, revised, varied, novated or supplemented at any time; and

(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3	Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, including (where applicable) that enactment as amended, consolidated or re-enacted as described in (i) or (ii) above.

2	Termination of Prior Co-operation Agreement

2.1	Pursuant to clause 6.1(b) of the Prior Co-operation Agreement, the parties agree that the Prior Co-operation Agreement shall be terminated (and all obligations of Sandstorm and Mariana under that agreement shall cease) with effect from the date of this Agreement.

3	Approvals

3.1	Sandstorm and Mariana undertake to provide each other with such information and assistance as is reasonably necessary to procure the obtaining of the Clearances as soon as practicable after the date of this Agreement, provided that nothing shall require either party to provide or disclose to the other, or to its advisers, any information:

(a)	which the disclosing party reasonably considers to be commercially sensitive or confidential or which constitutes a trade secret, and has not already been disclosed to the other party;

(b)	which the disclosing party is prohibited from disclosing by contract or by applicable law or regulation; or

(c)	in circumstances where such disclosure would result in the loss of any privilege that subsists in relation to such information (including legal advice privilege),

and any such information shall, to the extent practicable and deemed appropriate by the disclosing party, be provided or disclosed to the other party's legal advisers (and, to the extent reasonably necessary, its other advisers) on an "external advisers only" basis, with a non-confidential version of any relevant filing, notification, submission or communication that includes or refers to such information being provided to the other party.

4	Combination Document

4.1	Sandstorm agrees to provide promptly to Mariana all such information about itself, the Sandstorm Responsible Persons and the Sandstorm Group (and, where relevant, any persons acting in concert with them, within the meaning of the Takeover Code) as may be reasonably requested and which is required by Mariana (having regard to the Takeover Code and applicable law and regulations, including the Companies Law, Section 3(a)(10) of the US Securities Act) for the purpose of preparation of and inclusion in the Scheme Circular and to provide all other documentation, assistance and access which may be reasonably required for the preparation of the Scheme Circular and any other document required by applicable law or under the Takeover Code to be published in connection with the Scheme, including access to, and ensuring reasonable assistance is provided by, its professional advisers.

4.2	Sandstorm shall procure that the Sandstorm Responsible Persons take responsibility, in the terms required by the Takeover Code in the Scheme Circular, for all relevant information relating to themselves, Sandstorm or the Sandstorm Group (and, where relevant, any persons acting in concert with them, within the meaning of the Takeover Code).

5	The Employee Equity Plans and the Mariana Warrants

5.1	The parties agree that the provisions of Schedule 1 with respect to the Employee Equity Plans shall be implemented in accordance with that Schedule.

6	Termination

6.1	This Agreement shall terminate (and all obligations of Sandstorm and Mariana under this Agreement shall cease) with immediate effect in the following circumstances:

(a)	if agreed in writing between Sandstorm and Mariana at any time prior to the Combination Effective Date;

(b)	the Scheme (or the Takeover Offer as the case may be) is withdrawn or lapses (other than where such lapse or withdrawal is a result of Sandstorm electing to implement the Combination by way of Takeover Offer or is otherwise to be followed by the release of an announcement by Sandstorm (or an affiliate of Sandstorm) under Rule 2.7 of the Code to implement the Combination by a different offer or scheme of arrangement on substantially the same terms as the Scheme);

(c)	the Mariana Directors withdraw or adversely modify or qualify their intention to give or make a unanimous recommendation of the Scheme (or the Takeover Offer, as the case may be) or, after having given such recommendation, withdraw or adversely modify or qualify such recommendation;

(d)	an Independent Competing Transaction becomes effective or becomes or is declared unconditional in all respects or is completed; and

(e)	the Scheme has not become effective or if Sandstorm implements the Combination by way of Takeover Offer, the Takeover Offer has not become unconditional, in each case by the Long Stop Date.

6.2	Termination of this Agreement shall be without prejudice to the rights of either party which have arisen on or prior to termination including (without limitation) any claim in respect of a breach of this Agreement. Clause 1 (Definitions and Interpretation) and clauses 10 (Notices) to 19 (Appointment of Process Agent) (inclusive) shall survive the termination of this Agreement.

7	The Takeover Code

7.1	The parties agree that, if the Panel determines that any provision of this Agreement that requires Mariana to take or not to take action, whether as a direct obligation or as a condition to any other person's obligation (however expressed), is not permitted by Rule 21.2 of the Takeover Code, that provision shall have no effect and shall be disregarded.

8	Non-solicitation

8.1	Sandstorm undertakes that it shall not, and shall procure that no member of the Sandstorm Group shall, at any time from the date of this Agreement until the earlier of (i) the date on which the Scheme has become effective or (if Sandstorm implements the Combination by way of Takeover Offer) the Takeover Offer has become unconditional and (ii) the first anniversary of the date of this Agreement, solicit or entice away from their role as director, officer or employee of Mariana or any member of its Group, or offer to employ or engage (in any capacity), any director, officer or employee of Mariana or any member of its Group unless such person has replied to a general employment offer made by Sandstorm or any other member of the Sandstorm Group through an advertisement or such person has made an unsolicited approach to Sandstorm or any other member of the Sandstorm Group for employment by Sandstorm or such other member of the Sandstorm Group.

9	Representations and Warranties

9.1	Each of Sandstorm and Mariana represents and warrants to the other on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into, and perform its obligations under, this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in a breach of any provision of its constitutional documents; or

(ii)	result in a breach of, or constitute a default under, any agreement to which it is a party or by which it is bound (other than a breach or default which would not affect its ability to comply with its obligations under this Agreement); or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

10	Notices

10.1	Notices under this Agreement shall be given in writing by personal delivery or recorded delivery mail or by facsimile transmission, with a confirmation copy despatched by personal delivery or recorded delivery mail, and shall be effective when received. Notices shall be given as follows:

(a)	if to Mariana:

Federal Trust Company Limited

PO Box 293

Granite House

La Grande Rue, St Martin

Guernsey GY1 3RS

FAO: Robin Barnes

Fax: +61 2 9437 4599

(b)	if to Sandstorm:

Suite 1400

400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

FAO: Nolan Watson (CEO)

Fax: 604.689.7317

10.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by facsimile, when sent (with receipt confirmed); and

(c)	if sent by courier, on delivery.

11	Costs and Expenses

Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by either party of the terms of this Agreement), each party shall pay its own costs and expenses in relation to the negotiation and preparation of this Agreement and the implementation of the transactions contemplated by it.

12	Entire Agreement

This Agreement, together with the confidentiality agreement dated 28 March 2017 entered into between the parties in relation to the Combination, constitute(s) the entire agreement between the parties and supersede(s) any prior agreement, understanding, undertaking or arrangement between the parties relating to the subject matter of this Agreement.

13	Variation

The provisions of this Agreement may be modified or amended only by written agreement between Sandstorm and Mariana.

14	Assignment

Neither party to this Agreement may (or may purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other party.

15	Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

16	Counterparts

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

17	Governing Law

This Agreement and any non-contractual obligations connected with it shall be governed by and construed in accordance with English law.

18	Jurisdiction

18.1	The parties irrevocably agree that the courts of England and Wales are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

(a)	determine any claim, dispute or difference arising under or in connection with this Agreement, any non-contractual obligations connected with it, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, whether the alleged liability shall arise under the law of England or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (Proceedings);

(b)	grant interim remedies, or other provisional or protective relief.

18.2	The parties submit to the exclusive jurisdiction of the courts of England and Wales and accordingly any Proceedings may be brought against the parties or any of their respective assets in such courts.

19	Appointment of Process Agent

19.1	Sandstorm hereby irrevocably authorises and appoints Norose Notices Limited of 3 More London Riverside, London, SE1 2AQ, United Kingdom (marked for the attention of the Partnership Office Manager, Reference: LD09248), and Mariana hereby irrevocably authorises and appoints WFW Legal Services Limited (Reference 23336.50012) at its registered office from time to time (currently 15 Appold Street, London, EC2A 2HB), to accept on its behalf service of all legal process arising out of or in connection with any proceedings before the English courts in connection with this Agreement. Further, each Party agrees that:

(a)	failure by the relevant appointee to notify their appointor of the process will not invalidate the proceedings concerned; and

(b)	if their appointment is terminated for any reason, they will appoint a replacement agent and will ensure that the new agent notifies the other Party of its acceptance of appointment.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated on page 1.

Schedule 1
The Employee Equity Plans

1	GENERAL OBLIGATIONS

1.1	Mariana undertakes to provide Sandstorm with such details in relation to the Employee Equity Plans as it may reasonably request and to use all reasonable endeavours, subject to regulatory approval (if and only to the extent required), to procure that any amendments are made to the Employee Equity Plans as Mariana and Sandstorm agree are necessary and desirable in order to facilitate the processes contemplated by this Schedule 1.

1.2	Mariana confirms that the information and figures provided in this Schedule 1 in respect of the Employee Equity Plans are accurate and complete as at the date of this Agreement.

1.3	Mariana and Sandstorm agree to take all necessary steps to prepare, in a form to be agreed between them, letters to each of the participants in the Employee Equity Plans. Those letters shall include, without limitation, details of how options granted under the Mariana Incentive Stock Option Plan may be treated under the Combination.

1.4	Mariana and Sandstorm shall, as soon as reasonably practicable after the date of this Agreement, consult and cooperate to determine which local law advice should be sought in those jurisdictions outside the United Kingdom in which participants in the Employee Equity Plans reside, with a view to ensuring that, if possible, there are no adverse issues in any of those jurisdictions in relation to securities laws, exchange controls, tax or other matters as a result of the arrangements referred to in this Schedule 1.

1.5	The vesting, exercise and settlement of options and awards under the Employee Equity Plans as described in this Schedule 1 will be subject to any applicable deductions for applicable taxes and/or social security contributions howsoever described in accordance with the relevant Employee Equity Plans.

2	RIGHTS TO ACQUIRE MARIANA SHARES

2.1	Mariana confirms that the only subsisting arrangements under which rights to acquire Mariana Shares have been granted are:

(a)	the Mariana Incentive Stock Option Plan;

(b)	the Share Bonus Awards; and

(c)	the Mariana Warrants.

The Mariana Incentive Stock Option Plan

2.2	Sandstorm acknowledges that pursuant to Rule 10.1(e) of the Mariana Incentive Stock Option Plan the Directors may, in their sole discretion, deal with options outstanding under the Mariana Incentive Stock Option Plan in the manner they deem fair and reasonable (Rule 10.1(e) Discretion).

2.3	Mariana undertakes and agrees that it shall procure that the Directors shall exercise the Rule 10.1(e) Discretion so that:

(a)	subject to TSXV approval, AIM approval and approval of any other Regulatory Authority (as defined in the Mariana Incentive Stock Option Plan) (in each case insofar as such approval is required), all options outstanding as at the date of this Agreement will become fully vested upon the sanction of the Scheme (to the extent that they have not previously become fully vested or do not become fully vested in accordance with their terms between the date of this Agreement and the date on which the Scheme is sanctioned);

(b)	the expiry date of any options outstanding as at the date of this Agreement will not be adjusted pursuant to Rule 10.1(e)(ii);

(c)	all options outstanding as at the date of this Agreement and which become fully vested on or before the sanction of the Scheme will, to the extent requested by the optionholder, be exercised or deemed exercised as soon as reasonably practicable after the sanction of the Scheme and before the Scheme Record Time so that any Mariana Shares issued to the optionholder as a result of such exercise shall constitute Scheme Shares; and

(d)	to the extent that any options outstanding as at the date of this Agreement and which become fully vested on or before the sanction of the Scheme are not exercised as described in paragraph 2.3(c) above, those options will remain outstanding under the Mariana Incentive Stock Option Plan and automatically be adjusted so as to become, with effect from the Combination Effective Date, options over Sandstorm Shares on the terms summarised in paragraph 2.4 below (Rolled Over Options).

2.4	With effect from the Combination Effective Date, each option granted under the Mariana Incentive Stock Option Plan (Original Option) will automatically be deemed to have become a Rolled Over Option under the Mariana Incentive Stock Option Plan on the basis that:

(a)	the number of Sandstorm Shares to which each Rolled Over Option under the Mariana Incentive Stock Option Plan relates shall be calculated by multiplying the number of Mariana Shares under the Original Option by the Roll Over Ratio (with the Roll Over Ratio being calculated in accordance with paragraph 2.4(b) below;

(b)	the Roll Over Ratio for the purposes of paragraph 2.4(a) above shall be calculated by

(i)	dividing the Cash Consideration Amount by the Sandstorm GBP Share Price; and

(ii)	adding the New Sandstorm Share Consideration Amount,

where:

(A)	Cash Consideration Amount means 28.75 pence per Mariana Share payable per Scheme Share under the terms of the Scheme;

(B)	New Sandstorm Share Consideration Amount means 0.2573 Sandstorm Shares payable per Scheme Share under the terms of the Scheme; and

(C)	Sandstorm GBP Share Price means the US Dollar closing price per Sandstorm Share on the NYSE on the last Business Day before the date of the Rule 2.7 Announcement, as referred to in the Rule 2.7 Announcement, converted into British Pounds Sterling by applying the currency exchange rate referred to in Appendix 2 of the Rule 2.7 Announcement.

Based on the Sandstorm GBP Share Price of £3.1464 on 25 April 2017 (the last Business Day before the date of the Rule 2.7 Announcement) (calculated by reference to the US Dollar closing price of US$4.04 per Sandstorm Share on the NYSE on that date and the USD:GBP currency exchange rate of 0.7788 referred to in Appendix 2 of the Press Announcement), the Roll Over Ratio shall be 0.3487 calculated as follows:

(28.75 / 314.64) + 0.2573 = 0.3487

(c)	the aggregate exercise price payable to exercise a Rolled Over Option under the Mariana Incentive Stock Option Plan shall be the same (subject only to roundings) as the aggregate exercise price payable to exercise the Original Option, save that, where such aggregate exercise price results in an aggregate number of Sandstorm Shares which is not a whole number, the number of Sandstorm Shares under the Rolled Over Option shall be rounded up or down, as appropriate, to the nearest whole number;

(d)	the Rolled Over Option shall continue to be capable of exercise at any time after its grant for the same period of time as the Original Option, subject to the terms of the Mariana Incentive Stock Option Plan; and

(e)	for the avoidance of doubt, only Sandstorm Shares will be issued under the Mariana Incentive Stock Option Plan with effect from the Combination Effective Date pursuant to the Rolled Over Option.

2.5	Sandstorm undertakes to Mariana (for itself and as agent and trustee for each holder of Rolled Over Options) to issue Sandstorm Shares in accordance with the Mariana Incentive Stock Option Plan as set out in paragraphs 2.2 to 2.4, notwithstanding any winding-up or liquidation or similar or other event or matter relating to Mariana.

2.6	Mariana expects that no further options will be granted under the Mariana Incentive Stock Option Plan if the Combination Effective Date occurs prior to the Long Stop Date.

Share Bonus Awards

2.7	It is acknowledged and agreed that the intention behind the Share Bonus Awards was that all Mariana Shares subject thereto would be delivered to the holder of the relevant award in the event of a change of control of Mariana.

2.8	Each of Mariana and Sandstorm confirms, undertakes and agrees that the terms of the Share Bonus Awards shall be amended by the Directors, in a form to be agreed in advance between Mariana and Sandstorm, to ensure that the relevant Mariana Shares are registered in the name of the holder of each Share Bonus Award no later than the Scheme Record Time so that any Mariana Shares due to the holder of a Share Bonus Award shall constitute Scheme Shares.

3	CONDUCT OF EMPLOYEE EQUITY PLANS

3.1	Sandstorm acknowledges and agrees that, prior to the Combination Effective Date, the Directors (and, where appropriate, their delegate(s)) may operate the Employee Equity Plans as they consider appropriate in accordance with the rules of the relevant Employee Equity Plan and Mariana’s ordinary business practice.

4	OUTSTANDING ENTITLEMENTS AND TREATMENT OF TAKEOVER OFFER

4.1	Mariana confirms that the following options are outstanding under the Mariana Incentive Stock Option Plan as at the date of this Agreement:

Issue Date	Expiry Date	Exercise Price (GBP)	Number of Mariana Shares
18/06/2013	31/07/2017	0.2000	160,000
5/03/2014	31/03/2018	0.6000	407,500
5/03/2014	31/03/2018	0.8000	140,000
5/03/2014	31/03/2018	1.2000	180,000
1/03/2015	1/03/2019	0.3000	1,415,000
1/03/2015	1/03/2019	0.5000	325,000
1/03/2015	1/03/2019	0.7000	325,000
10/06/2016	10/06/2019	0.4250	1,155,000
10/06/2016	10/06/2019	0.4500	400,000
10/06/2016	10/06/2019	0.4750	270,000
1/02/2017	2/02/2022	1.0000	2,400,000
7/09/2016	29/08/2021	0.5450	470,000
17/03/2017	31/08/2021	0.7000	250,000
			TOTAL: 7,897,500

4.1	Mariana confirms that the following rights over Mariana Shares are outstanding under the Share Bonus Awards as at the date of this Agreement:

Issue Date	Number of Mariana Shares
10 March 2017	495,000
10 March 2017	405,000
TOTAL: 900,000

4.2	Mariana confirms that the following rights over Mariana Shares are outstanding under the Mariana Warrants as at the date of this Agreement:

Warrant Series	Strike Price	Subscription Period End Date	Number of Mariana Shares
2015 Warrant	30 pence	27 April 2017	1,454,250
2016 Warrant	25 pence	6 May 2018	13,809,696
			TOTAL: 15,263,946

4.3	This Schedule 1 shall apply mutatis mutandis in the event that the Combination is effected by way of a Takeover Offer rather than the Scheme.

SIGNED by “Nolan Watson”

for and on behalf of

Sandstorm Gold Ltd.

SIGNED by “John Horsburgh”

for and on behalf of

Mariana Resources Ltd.